EXHIBIT 12     Cigna Corporation Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)	Three Months Ended March 31,
	2012	2011
Income before income taxes	$552	$579
Adjustments:
Income from equity investee	(2)	(4)
Income attributable to noncontrolling interest	-	(1)
INCOME BEFORE INCOME TAXES, AS ADJUSTED	$550	$574
Fixed charges included in income:
Interest expense	$66	$44
Interest portion of rental expense	11	11
Interest credited to contractholders	1	1
	$78	$56
Income available for fixed charges	$628	$630
RATIO OF EARNINGS TO FIXED CHARGES:
Including interest credited to contractholders	8.1	11.3